UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

APPLICATION PURSUANT TO SECTION 6(c)
OF THE INVESTMENT COMPANY ACT OF 1940 FOR
AN ORDER OF EXEMPTION FROM SECTION 15(a)
OF THE ACT AND RULE 18f-2 UNDER THE ACT

In the Matter of
Curian Series Trust
and
Curian Capital, LLC

Please direct all written or oral communications concerning this Application to:

Alan P. Goldberg
K&L Gates LLP
70 W. Madison Street
Suite 3100
Chicago, IL 60602
(312)-807-4227

with copies to:

Bonnie Howe
Curian Series Trust
7601 Technology Way, 6th Floor
Denver, CO 80237
(720) 489-6452

December 30, 2010

This Application (including exhibits) consists of 33 pages.
The exhibit index appears on page 21.

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

IN THE MATTER OF Curian Series Trust 7601 Technology Way Denver, CO 80237 and Curian Capital, LLC 7601 Technology Way Denver, CO 80237 Investment Company Act of 1940 File No. 811-22495	: : : : : : : : : : : :	APPLICATION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR AN ORDER OF EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE 18f-2 UNDER THE ACT

I.  INTRODUCTION
Curian Series Trust (the “Trust”), on behalf of Curian/PIMCO Total Return Fund, Curian/PIMCO Income Fund and Curian/WMC International Equity Fund (the “Initial Funds”), and Curian Capital, LLC (the “Adviser”) (collectively, the “Applicants”) hereby submit this application (the “Application”) to the Securities and Exchange Commission (the “Commission”) for an order of exemption pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”).  Applicants request an order exempting Applicants from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Adviser, subject to the approval of the board of trustees of the Trust (the “Board”), to do the following without obtaining shareholder approval: (a) select certain unaffiliated investment subadvisers (each, a “Subadviser”)1 to manage all or a portion of the assets of the Funds2 pursuant to an investment subadvisory agreement with a Subadviser (each, a “Subadvisory Agreement” and together the “Subadvisory Agreements”) and (b) materially amend Subadvisory Agreements with the Subadvisers.
Applicants are seeking this exemption to enable the Adviser and the Board to obtain for the Funds the services of one or more Subadvisers believed by the Board and the Adviser to be particularly well-suited to manage all or a portion of the assets of the Funds pursuant to each Subadviser’s investment style without the delay and expense of convening a special meeting of shareholders.  Under a multi-manager investment management approach (the “Manager of Managers Structure”), the Adviser will evaluate, allocate assets to, and oversee the Subadvisers, and make recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board.

1  If the Adviser wishes to use subadvisers that would be “affiliated persons” (as defined in Section 2(a)(3) of the 1940 Act) of the Trust, the Fund or of the Adviser (other than by reason of serving as a subadviser to the Fund) (“Affiliated Subadvisers”), to assist with monitoring and/or management of certain markets with which the Affiliated Subadvisers have expertise, shareholder approval of the Subadvisory Agreement with any Affiliated Subadviser will be obtained.  The requested relief will not extend to Affiliated Subadvisers.

2 Applicants also request relief with respect to future series of the Trust and any other future registered open-end management investment company or series thereof that: (a) is advised by the Adviser; (b) uses the Manager of Managers Structure described in this Application; and (c) complies with the terms and conditions of this Application (together with the Initial Funds, the “Funds” and each, individually, a “Fund”). The only existing registered open-end management investment company that currently intends to rely on the requested order is named as an Applicant.  If the name of any Fund contains the name of a Subadviser, the name of the Adviser will precede the name of the Subadviser.  The term “Board” also includes the board of trustees or directors of a future Fund, if different.

The requested exemptions will also permit the Adviser to make material amendments to Subadvisory Agreements believed by the Adviser and the Board to be appropriate without the delay and expense of convening a special meeting of shareholders for that purpose.  Applicants believe that without this relief, the Funds may be precluded from promptly and timely materially amending, or may be subject to the delays and additional expense of proxy solicitation when materially amending, Subadvisory Agreements considered appropriate by the Adviser and the Board.
II.  BACKGROUND
A.  The Trust
The Trust is organized as a Massachusetts business trust and is newly registered under the 1940 Act as an open-end management investment company.  Currently, the Trust is comprised of three separate series.  Each of the Trust’s series has its own investment objective, policies and restrictions and is managed by the Adviser and a Subadviser.
B.  The Adviser
The Adviser is a limited liability corporation organized under the laws of the State of Michigan.  The Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).  The Adviser serves as the investment adviser of the Initial Funds and will serve as investment adviser to the future Funds.  The Adviser’s primary business activity is providing investment management services to the Initial Funds pursuant to an investment advisory agreement with the Trust (the “Advisory Agreement”), as well as providing investment management services to individuals, corporations and other organizations through separately managed accounts.
Under the terms of the Advisory Agreement, and subject to the authority of the Board, the Adviser is responsible for the overall management of the Funds’ business affairs and selecting the Funds’ investments according to the Funds’ investment objectives, policies, and restrictions.  In addition, pursuant to the Advisory Agreement, the Adviser may retain one or more subadvisers, to be compensated by each Fund, for the purpose of managing the investment of the assets of the Initial Funds.
For the investment advisory services that it provides to the Initial Funds, the Adviser receives the fee specified in the Advisory Agreement from each Fund based on each Fund’s average daily net assets.  In the interest of limiting the expenses of the Initial Funds, the Adviser may from time to time waive some or all of its investment advisory fees or reimburse other fees for the Initial Funds.  In this regard, the Adviser has entered into an expense waiver agreement with the Trust on behalf of the Initial Funds (the “Expense Waiver Agreement”).  Pursuant to the Expense Waiver Agreement, the Adviser agrees to waive or reduce its fees and to assume other expenses to the extent necessary to limit the total annual operating expenses of the Initial Funds.  This limit excludes certain of the Initial Funds expenses, such as brokerage costs, interest, taxes and dividend and extraordinary expenses.
The terms of the Advisory Agreement comply with Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 under the 1940 Act.  The Advisory Agreement was approved by the Board, including a majority of the trustees who are not “interested persons,” (as defined in Section 2(a)(19) of the 1940 Act) of the Trust or the Adviser (the “Independent Trustees”) and was approved by the initial shareholder of each of the Initial Funds in the manner required by Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder.  Applicants are not seeking any exemptions from the provisions of the 1940 Act with respect to the Advisory Agreement.3
C.  The Subadvisers and the Manager of Managers Structure
Pursuant to its authority under the Advisory Agreement, the Adviser has entered into Subadvisory Agreements with the following two Subadvisers to provide investment advisory services to the Initial Funds:4

3 As of the date of the filing of this application, the Adviser, as the proposed initial shareholder, has not invested seed capital money in the Initial Funds.  At the later of the first amendment of this application or when the Commission grants an Order of exemption, the Adviser will have invested seed money in the Initial Funds to become the initial shareholder.

4 The Adviser has initially engaged two Subadvisers.  It is expected that the number of Subadvisers employed by the Funds could change over time.

Pacific Investment Management Company LLC
Wellington Management Company, LLP
Each of these Subadvisory Agreements has been approved by the Board, including by a majority of the Independent Trustees, and the initial shareholder of the Initial Funds in accordance with Sections 15(a) and 15(c) of the 1940 Act and Rule 18f-2 under the 1940 Act. In addition, the terms of these Subadvisory Agreements comply fully with the requirements of Section 15(a) of the 1940 Act.  Each Subadviser to a Fund is or will be an “investment adviser” as defined in Section 2(a)(20)(B) of the 1940 Act and registered as an investment adviser under the Advisers Act.
The Adviser will select Subadvisers based on the Adviser’s evaluation of the Subadvisers’ skills in managing assets pursuant to particular investment styles, and recommend their hiring to the Board.  The Adviser will engage in an on-going analysis of the continued advisability of retaining these Subadvisers and make recommendations to the Board as needed.  The Adviser will also negotiate and renegotiate the terms of Subadvisory Agreements, including the subadvisory fees, with the Subadvisers, and will make recommendations to the Board as needed.
Subject to approval by the Board and a majority of the Fund’s outstanding voting securities, as that term is defined in Section 2(a)(42) of the 1940 Act, the primary responsibility for management of the Funds -- including, in particular the selection and supervision of the Subadvisers -- will be vested in the Adviser, subject to general oversight and approval by the Board.  Thus, the Adviser will supervise the management and investment programs and operations of the Funds and evaluate the abilities and performance of other money management firms to identify appropriate Subadvisers for the Funds’ various strategies. After a Subadviser is selected, the Adviser will continuously supervise and monitor the Subadviser’s performance and periodically recommend to the Board which Subadvisers should be retained or released.
The Adviser, under the Advisory Agreement and Subadvisory Agreements, will employ a Subadviser for each of the Funds. Each Subadviser will have discretionary authority to invest each Fund’s assets assigned to it.  The Adviser intends to achieve each Fund’s investment objective by selecting separate Subadvisers to implement distinct strategies for each Fund, based upon the Adviser’s evaluation of each Subadviser’s expertise and performance in managing the Fund’s assets.  The Adviser will monitor the Subadviser for each Fund for compliance with a Fund’s specific investment objective, policies and strategies.
Under the Manager of Managers Structure, Subadviser evaluation on both a quantitative and qualitative basis will be an ongoing process.  The Adviser periodically will gather and analyze certain performance information regarding the Funds.  If a Fund under-performs relevant indices or its peer group over time, or if the Adviser has other concerns about a Fund or its Subadviser (such as a departure from the Fund’s disclosed investment style, a change in management of the Subadviser, or concerns about compliance and operational capabilities), the Adviser will assess the continued ability of the Subadviser to meet the Fund’s investment objective.  The Adviser will monitor possible replacement Subadvisers for the Funds so that any transition can be recommended to the Board and, if approved, is effected on a timely basis should a Subadviser change be warranted.  Absent exemptive relief, however, replacing a Subadviser would necessitate a proxy solicitation, which would involve additional expenses and may delay the implementation of the change.
A Fund will not rely on the requested order if the operation of the Fund in the manner described in this Application has not been approved as provided in condition 1 set out in Section IV below.5  Each Fund’s prospectus will contain the disclosure required by condition 2 set out in Section IV below.
For the investment advisory services they provide to the Funds, each Subadviser will receive monthly fees from its respective Fund, calculated at an annual rate based on the average daily net assets of the respective Fund.  Each Subadviser will bear its own expenses of providing subadvisory services to the Funds.

5 Each Fund will be required to obtain shareholder approval before relying on the order requested in this Application. The initial sole shareholder will approve a Fund’s reliance on the requested order. If the requested order is granted after a Fund commences a public offering, the prospectus for that Fund will contain appropriate disclosure that the Fund has applied for exemptive relief to operate under a multimanager structure including the ability to change Subadvisers and hire new Subadvisers without soliciting further shareholder vote.

D.  The Requested Relief
Applicants seek relief from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, to facilitate the selection and retention of, and making material changes in Subadvisory Agreements with Subadvisers in connection with operating the Funds.  Under the requested relief, Applicants will obtain the approval of the Board, including a majority of the Independent Trustees, when Subadviser changes are made or when material changes in a Subadvisory Agreement are made, but approval by shareholders of the Fund will not be sought or obtained.6
If the requested order is granted, each Subadvisory Agreement will comply with the following requirements of Section 15(a) of the 1940 Act: (1) it will precisely describe all compensation to be paid by the Fund to the Subadviser thereunder; (2) it will continue in effect for more than two years from the date of its original approval only so long as such continuance is specifically approved at least annually by the Board at the times and in the manner required by Section 15(c) of the 1940 Act and Rule 18f-2 thereunder; (3) it will provide for termination at any time, without the payment of any penalty, by the Adviser, the Board or by shareholders of the respective Fund on not more than sixty days’ written notice to the Subadviser; and (4) it will provide for its automatic termination in the event of its assignment as defined in Section 2(a)(4) of the 1940 Act.
If any Fund has taken or takes a shareholder vote to approve the Manager of Managers Structure before the order requested in the Application is issued, the prospectus for that Fund will contain appropriate disclosure that the Fund has applied for exemptive relief to operate under a multimanager structure including the ability to change Subadvisers and hire new Subadvisers without soliciting further shareholder vote.
Each Fund will offer shares pursuant to a prospectus that is intended to satisfy the requirements of the Securities Act of 1933, as amended (the “1933 Act”) and that describes the advisory services provided to the Fund.  The prospectus contains (or will contain) information concerning the management and operation of the respective Fund, including a description of the Subadvisers and the services they provide.  In addition,

6 The Adviser acknowledges that material changes to Subadvisory Agreements with Affiliated Subadvisers and changes to Affiliated Subadvisers would be subject to shareholder approval.

each Fund will hold itself out to investors as employing such Manager of Managers Structure and will prominently disclose in its prospectus that the Adviser monitors each Subadviser for adherence to its specific strategy, continuously supervises and monitors the Subadviser’s performance and periodically recommends to the Board which Subadvisers should be retained or released.
Each Fund will disclose that it operates pursuant to the terms and conditions of this Application.  Thus, all shareholders of the Funds will be informed of: (a) the means by which the Funds obtain advisory services, including a description of the Adviser, the Subadvisers, and their agreements; and (b) that new Subadvisers can be employed without shareholder approval.  In addition, the Funds will be required to obtain shareholder approval of the Manager of Managers Structure prior to relying on the requested relief.
III.  EXEMPTIVE RELIEF REQUESTED AND APPLICABLE LAW
A.  Shareholder Voting
1.  Applicable Law
Section 15(a) of the 1940 Act provides in relevant part that:
It shall be unlawful for any person to serve or act as investment adviser of a registered investment company, except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company....
Rule 18f-2 under the 1940 Act provides in relevant part that:
(c)(1) With respect to the submission of an investment advisory contract to the holders of the outstanding voting securities of a series company for the approval required by Section 15(a) of the [1940] Act, such matter shall be deemed to be effectively acted upon with respect to any class or series of securities of such company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter....

Rule 18f-2 further provides that:
(c)(2) If any class or series of securities of a series company fails to approve an investment advisory contract in the manner required by subparagraph (1) of this paragraph, the investment adviser of such company may continue to serve or act in such capacity for the period of time pending such required approval of such contract, of a new contract with the same or different adviser, or other definitive action; provided that the compensation received by such investment adviser during such period is equal to no more than its actual costs incurred in furnishing investment advisory services to such class or series or the amount it would have received under the advisory contract, whichever is less.
Section 2(a)(20) defines an “investment adviser” as the following:
“Investment adviser” of an investment company means (A) any person ... who pursuant to contract with such company regularly furnishes advice to such company with respect to the desirability of investing in, purchasing or selling securities ... and (B) any other person who pursuant to contract with a person described in clause (A) regularly performs substantially all of the duties undertaken by such person described in clause (A) ....
Section 15 of the 1940 Act applies to situations where, as here, a subadviser contracts with an investment adviser of an investment company.  Accordingly, the Subadvisers are deemed to be within the statutory definition of an “investment adviser,” and the Subadvisory Agreements between the Adviser and each Subadviser are subject to Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder to the same extent as the Advisory Agreement.  Therefore, without the exemption applied for herein, each Fund: (a) would be prohibited from entering promptly into a new Subadvisory Agreement or amending materially an existing contract with a Subadviser; and (b) would be prohibited from continuing the employment of an existing Subadviser whose contract had been assigned as a result of a change in “control” unless the Adviser and the Fund were to incur the costs of convening a special meeting of Fund shareholders to approve the Subadviser’s selection and/or the change in the Subadvisory Agreement.
Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the 1940 Act, or from any rule thereunder, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.  For the reasons and subject to the conditions set forth below, Applicants seek an exemption under Section 6(c) of the 1940 Act from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to eliminate the need for the Adviser, the Trust, and the Funds, to submit Subadvisory Agreements to the affected shareholders for approval prior to selecting a Subadviser or materially amending a Subadvisory Agreement.
2.  Discussion
a.  Necessary or Appropriate in the Public Interest
Applicants believe that the requested relief is necessary or appropriate in the public interest.  The Funds will be different from those of traditional investment companies.  Under the traditional structure, a fund’s investment adviser is a single entity that employs one or more individuals internally as portfolio managers to make investment decisions.  The adviser is free to retain or terminate those portfolio managers without board or shareholder approval.  In the case of the Funds, the Adviser will use one or more Subadvisers, and the Adviser typically will not make the day-to-day investment decisions with respect to each Fund.  Instead, the Adviser establishes an investment strategy for the Funds and selects, supervises and evaluates the Subadvisers who make the day-to-day investment decisions for the Funds and allocates all or a portion of the Funds’ assets to various Subadvisers.  This is a service that the Adviser believes can add value to the investments of the Funds’ shareholders because the Adviser will be able to select those Subadvisers that have distinguished themselves through successful performance in the various market sectors in which the Funds will invest.

Each Fund will hold itself out as an investment vehicle whereby investors look to the Adviser as a professional organization to evaluate, select and recommend to the Board the hiring of Subadvisers.  The Adviser will select those Subadvisers that are most likely to provide investment advisory services that will achieve the investors’ defined objectives given their investment needs and tolerance for risk.  Those Subadvisers will, in turn, select and oversee the portfolio investments pursuant to a particular strategy.  Under the Manager of Managers Structure, the selection or change in a Subadviser will not be an event that significantly alters the nature of the shareholder’s investment and thus does not implicate 1940 Act policy concerns regarding shareholder approval.7
From the perspective of the investor, the role of the Subadvisers with respect to the Funds is substantially equivalent to the role of the individual portfolio managers employed by the Adviser for Fund assets managed by the Adviser.  Both the portfolio managers and the Subadvisers are concerned principally with the selection of portfolio investments in accordance with the Funds’ respective investment objectives and policies and have no significant supervisory, management or administrative responsibilities with respect to the Funds or the Trust.  Applicants believe that shareholders look to the Adviser when they have questions or concerns about a Fund’s management or about a Fund’s investment performance.  Shareholders expect the Adviser and the Board to select the portfolio managers or Subadvisers for the Funds that are best suited to achieve each Fund’s investment objective.  Under the conventional investment company structure, shareholders do not vote on the selection of the individual portfolio manager or a change in his or her compensation.  There is no compelling policy reason why the Funds’ investors should be required to approve the Subadvisers’ relationships with the Funds, any more than shareholders of a conventional investment company should approve its manager’s change of a portfolio manager or revision of that portfolio manager’s employment contract.
In the absence of exemptive relief from Section 15(a) of the 1940 Act, when a new Subadviser is proposed for retention by a Fund or the Trust on behalf of the Fund,

7 Protecting Investors: A Half-Century of Investment Company Regulation, Division of Investment Management, SEC, May 1992, Ch. 7, Part III(D)(2).

shareholders would be required to approve the Subadvisory Agreement with that Subadviser.  Similarly, if an existing Subadvisory Agreement were to be amended in any material respect (e.g., an increase in the subadvisory fee), approval by the shareholders of the Fund would be required.  In addition, a Fund would be prohibited from continuing to retain an existing Subadviser whose Subadvisory Agreement had been “assigned” as a result of a change of control of the Subadviser unless shareholder approval had been obtained.  In all of these cases, the need for shareholder approval would require the Trust or the Fund in question to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Fund.  This process would be time-intensive, costly and slow and, in the case of a poorly performing Subadviser or one whose management team had left, potentially harmful to the Fund and its shareholders.
Applicants believe that permitting the Adviser to perform those duties for which the shareholders of the Funds are paying the Adviser (i.e., the selection, supervision and evaluation of Subadvisers) without incurring unnecessary delay or expense will be appropriate and in the interests of Fund shareholders and will allow the Funds to operate more efficiently.  Without the delay inherent in holding shareholder meetings (and the attendant difficulty of obtaining the necessary quorum), each Fund will be able to act more quickly and with less expense to replace Subadvisers when the Board and the Adviser feel that a change would benefit the Fund.  Without the requested relief, a Fund may, for example, be left in the hands of a Subadviser who would be unable to manage the Fund’s assets diligently because of diminished capabilities resulting from a loss of personnel or decreased motivation resulting from an impending termination of the Subadvisory Agreement.  Also, in that situation or where there has been an unexpected Subadviser resignation or change in control-event beyond the control of the Adviser, the Trust and the Fund in question, the Fund may be forced to operate without a Subadviser or with less than the optimum number of Subadvisers.  The sudden loss of the Subadviser could be highly disruptive to the operations of a Fund.
b.  Consistent with the Protection of Investors
Applicants believe that the requested relief is consistent with the protection of investors.  Primary responsibility for management of the Funds, including the selection and supervision of the Subadvisers, is vested in the Adviser, subject to the oversight of the Board.  The Advisory Agreement is and will remain fully subject to the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder, including the requirement for shareholder voting.  In addition, the Manager of Managers Structure will not be implemented with respect to a Fund unless the initial Subadvisory Agreement is approved by the Fund’s shareholders as required by Section 15(a) of the 1940 Act.  Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Subadvisers in the Adviser in light of the management structure of the Funds, as well as the shareholders’ expectation that the Adviser will use its expertise to select the most able Subadvisers.  Within this structure, the Adviser is in a better position to make an informed selection of a Subadviser than are individual shareholders.
In evaluating the services that a Subadviser will provide to a Fund, the Adviser considers certain information, including, but not limited to, the following:
(1)  the advisory services provided by the Subadviser, including the Subadviser’s investment management philosophy and technique and the Subadviser’s methods, to ensure compliance with the investment objective, policies and restrictions of the Fund;
(2)  the various personnel furnishing such services, including their duties and qualifications, the amount of time and attention they will devote to the Fund, and the ability of the Subadviser to attract and retain capable personnel;
(3)  reports setting forth the financial condition and stability of the Subadviser; and
(4)  reports setting forth the Subadviser’s investment performance during recent periods in light of its stated objectives and current market conditions, including comparisons with broadly-based unmanaged indices and other accounts managed by the Subadviser and having similar investment objectives, and other funds having similar investment objectives and asset sizes.
In obtaining this information, the Adviser will typically: (i) review the Subadviser’s current Form ADV; (ii) conduct a due diligence review of the Subadviser; and (iii) conduct an interview of the Subadviser.
In addition, the Adviser and the Board will consider the reasonableness of the Subadviser’s compensation with respect to a Fund.  Accordingly, the Adviser and the Board will analyze the fees paid by the Funds to the Subadvisers in evaluating the reasonableness of the overall arrangements.  In conducting this analysis, the Adviser and the Board will consider certain information, including, but not limited to, the following:
(1)  a description of the proposed method of computing the fees;
(2)  comparisons of the proposed fees to be paid by the respective Fund with fees charged by the Subadviser for managing comparable accounts and with fees charged by other organizations for managing other mutual funds, especially funds and accounts having similar investment objectives; and
(3)  data with respect to the projected expense ratios of the respective Fund and comparisons with other mutual funds of comparable size and strategy.
If the relief is granted, shareholders of the Funds will receive adequate information about the Subadvisers.  The prospectus and statement of additional information (“SAI”) of each Fund will include all information required by Form N-lA concerning the qualifications of each respective Subadviser.  If a new Subadviser is retained or a Subadvisory Agreement is materially amended, the Fund’s prospectus and SAI will be supplemented promptly pursuant to Rule 497 under the 1933 Act.  Furthermore, if a new Subadviser is appointed, the Fund will furnish to shareholders all information that would have been provided in a proxy statement (the “Information Statement”), within 90 days of the date that the new Subadviser is appointed.  The Information Statement will satisfy the requirements of Regulation 14C and Schedule 14C as well as the relevant requirements of Schedule 14A of the Securities Exchange Act of 1934 (the “1934 Act”).  Moreover, as indicated above, the Board will comply with the requirements of Sections 15(a) and (c) of the 1940 Act before entering into or amending a Subadvisory Agreement.
c.  Consistent with the Policy and Provisions of the 1940 Act
Applicants believe the requested relief is consistent with the policy and provisions of the 1940 Act.  The purpose of the requirement that shareholders approve new advisory agreements may be inferred from the 1940 Act.  The identity of a registered investment company’s investment adviser, together with the company’s investment objective, policies and restrictions, are the features that distinguish one investment company from another.  The framers of the 1940 Act believed that if an investment company is to be managed by an adviser different from the adviser shareholders selected at the time of investment, the successor adviser should be approved by shareholders.  The exemptive relief being requested would be fully consistent with this public policy.
The Initial Funds’ Advisory Agreement has received and each other Fund’s advisory agreement will receive shareholder approval.  In the event the order requested in this Application is granted prior to when the Initial Funds commence their public offering, the Initial Funds’ initial Subadvisory Agreement will be approved by the initial shareholder as required under Section 15(a) of the 1940 Act and Rule 18f-2 thereunder.  In the event the order requested in this Application is granted after the Initial Funds commence their public offering, the Initial Funds will disclose in their prospectus the existence, substance, and effect of any order granted pursuant to this Application and rely on the initial shareholder(s)’ authorization to rely upon the exemptive relief provided by the order.  Each Fund’s prospectus will disclose that the Adviser is the primary provider of investment advisory services to the Fund, and that the Adviser may hire or change Subadvisers for the Fund, as appropriate, and that the Adviser has the ultimate responsibility to oversee Subadvisers and recommend to the Board their hiring, termination and replacement.  In a traditionally structured investment company, no shareholder approval is required for the investment adviser to change a portfolio manager or revise the portfolio manager’s salary or conditions of employment, because shareholders of the investment company are relying on the investment adviser for the investment company’s investment results and overall management services.  For those same reasons, shareholder approval should not be required in the circumstances described herein with respect to a change of Subadviser by the Adviser and the Board.
Eliminating the requirement of shareholder approval in such a case would be consistent with the policies and provisions of the 1940 Act and would eliminate unnecessary expenses and delays associated with conducting a formal proxy solicitation.  In the circumstances described in this Application, a proxy solicitation provides no more meaningful information to investors than the proposed use of the Information Statement.  Each Fund also will promptly supplement its registration statement if a new Subadviser is appointed or a material amendment is made to a Subadvisory Agreement.  If a shareholder of a Fund is dissatisfied with the Adviser’s selection of a Subadviser or a material change in a Subadvisory Agreement, the shareholder may redeem his or her shares.

B.  Precedent
Applicants note that substantially the same exemptions requested herein with respect to relief from Section 15(a) and Rule 18f-2 have been granted previously by the Commission. See, e.g., The Integrity Funds, et. al., Investment Company Act Release Nos. 29399 (August 25, 2010) (notice) and 29418 (September 21, 2010) (order); WisdomTree Asset Management Inc. and Wisdom-Tree Trust, Investment Company Act Release Nos. 29380 (Aug. 13, 2010) (notice) and 29412 (Sept. 8, 2010) (order); CMG Capital Management Group, Inc. and Northern Lights Fund Trust, Investment Company Act Release Nos. 29208 (April 16, 2010) (notice) and 29267 (May 12, 2010) (order);  Members Mutual Funds, et al., Investment Company Act Release Nos. 29062 (November 23, 2009) (notice) and 29096 (December 22, 2009) (order); AdvisorOne Funds and CLS Investments, LLC, Investment Company Act Release Nos. 28894 (August 31, 2009) (notice) and 28932 (September 28, 2009) (order); Forward Funds, Investment Company Act Release Nos. 28420 (September 29, 2008) (notice) and 28469 (October 27, 2008) (order).
IV.  CONDITIONS FOR RELIEF
Applicants agree that any order granting the requested relief will be subject to the following conditions:
1.  Before a Fund may rely on the requested order, the operation of the Fund in the manner described in the Application will be approved by a majority of the Fund’s outstanding voting securities, as defined in the 1940 Act, or in the case of a Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder(s) before offering shares of that Fund to the public.

2.  Each Fund relying on the requested order will disclose in its prospectus the existence, substance, and effect of any order granted pursuant to this Application.  Each Fund will hold itself out to the public as utilizing the Manager of Managers Structure.  The prospectus will prominently disclose that the Adviser has ultimate responsibility (subject to oversight by the Board) to oversee the Subadvisers and recommend their hiring, termination, and replacement.
3.  Within 90 days of the hiring of a new Subadviser, Fund shareholders will be furnished all information about the new Subadviser that would be included in a proxy statement.  To meet this obligation, each Fund will provide shareholders, within 90 days of the hiring of a new Subadviser, an information statement meeting the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the 1934 Act.
4.  The Adviser will not enter into a Subadvisory Agreement with any Affiliated Subadviser without such agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Fund.
5.  At all times, at least a majority of the Board will be Independent Trustees, and the nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.
6.  Whenever a subadviser change is proposed for a Fund with an Affiliated Subadviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of the Fund and its shareholders, and does not involve a conflict of interest from which the Adviser or the Affiliated Subadviser derives an inappropriate advantage.
7.  Independent legal counsel, as defined in Rule 0-1(a)(6) under the 1940 Act, will be engaged to represent the Independent Trustees. The selection of such counsel will be within the discretion of the then existing Independent Trustees.
8.   The Adviser will provide the Board, no less frequently than quarterly, with information about the profitability of the Adviser on a per-Fund basis. The information will reflect the impact on profitability of the hiring or termination of any subadviser during the applicable quarter.

9.  The Adviser will provide general management services to each Fund, including overall supervisory responsibility for the general management and investment of each Fund’s assets, and, subject to review and approval of the Board, will: (a) set each Fund’s overall investment strategies; (b) evaluate, select and recommend Subadvisers to manage all or a part of each Fund’s assets; (c) allocate and, when appropriate, reallocate each Fund’s assets among one or more Subadvisers; (d) monitor and evaluate the performance of Subadvisers; and (e) implement procedures reasonably designed to ensure that the Subadvisers comply with each Fund’s investment objective, policies and restrictions.
10.  No trustee or officer of the Trust or the Fund, or director, manager or officer of the Adviser, will own, directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a Subadviser, except for (a) ownership of interests in the Adviser or any entity that controls, is controlled by, or is under common control with the Adviser, or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of any publicly traded company that is either a Subadviser or an entity that controls, is controlled by or is under common control with a Subadviser.
11.  For Funds that pay Subadvisory fees directly from Fund assets, any changes to a Subadvisory Agreement that would result in an increase in the total management and advisory fees payable by a Fund will be required to be approved by the shareholders of that Fund.
12.  In the event the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.
V.  CONCLUSION
For the foregoing reasons, Applicants request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief sought in this Application.  Applicants submit that the exemption is necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

VI.  PROCEDURAL MATTERS
Pursuant to the requirements of Rule 0-2(f) under the 1940 Act, each Applicant hereby states that its address is:
Curian Series Trust
7601 Technology Way
Denver, CO 80237

Curian Capital, LLC
7601 Technology Way
Denver, CO 80237

Copies of all notices, orders, oral or written communications or questions regarding this Application should be directed to:

Alan P. Goldberg
K&L Gates LLP
70 W. Madison Street
Suite 3100
Chicago, IL 60602
(312)-807-4227

Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that the officer signing and filing this Application on behalf of each Applicant is fully authorized to do so.  All requirements of the agreement and declaration of trust, articles of incorporation, and bylaws, as applicable, of each Applicant have been complied with in connection with the execution and filing of this Application.  The Board of Trustees/Directors, as applicable, of each Applicant has adopted a resolution that authorizes the filing of this Application and any amendments hereto.  Certified copies of each of the Trust’s and the Adviser’s resolutions authorizing the filing of the Application are attached hereto as Exhibits A-1 and A-2 to the Application filed with the Commission on December 30, 2010.  The verifications required by Rule 0-2(d) under the 1940 Act are attached hereto as Exhibits B-1 and B-2.

Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.
[Signature page follows]

IN WITNESS WHEREOF, each Applicant has caused this Application to be duly executed as of the date set forth below:

Curian Series Trust
December 30, 2010
By: /s/ Michael A. Bell

Name: Michael A. Bell
Title: President and Chief Executive Officer

Curian Capital, LLC
December 30, 2010
By: /s/ Michael A. Bell
Name: Michael A. Bell

Title: President and Chief Executive Officer

EXHIBIT INDEX

Exhibit A-1.
Authorizations/Certificate of Curian Series Trust Required Pursuant to Rule 0-2(c)(1)

Exhibit A-2.
Authorizations/Certificate of Curian Capital, LLC Required Pursuant to Rule 0-2(c)(1)

Exhibit B-1.
Verification of Curian Series Trust Required Pursuant to Rule 0-2(d)

Exhibit B-2.
Verification of Curian Capital, LLC Required Pursuant to Rule 0-2(d)

Exhibit C.
Draft of Notice

EXHIBIT A-1
CERTIFICATE
OF
CURIAN SERIES TRUST

I, Susan S. Rhee, do hereby certify:
(1)  that I am the Vice President, Chief Legal Officer, and Secretary of Curian Series Trust (the “Trust”);

(2)  that the following is a true and complete copy of the resolutions duly adopted by the Board of Trustees of the Trust on November 10, 2010; and

(3)  that said resolutions remain in full force and effect on the date hereof.

Whereas, Curian Series Trust (“Trust”), intends to be registered with the U.S. Securities and Exchange Commission (“SEC”) in accord with the provisions of the Investment Company Act of 1940, as amended (“1940 Act”), as an open-end management investment company, and intends to establish separate series of shares (“funds”), with each fund having its own assets and investment policies.

Whereas, the Committee of the Independent Trustees of the Trust is recommending that Board of Trustees of the Trust approve the Trust to file an application for a Multi-Manager Relief Exemptive Order, which will permit the Trust to replace certain sub-advisers without shareholder approval.

Now Therefore, be it

Resolved, that the Board, including a majority of the Trustees who are not interested persons of the Trust, have concluded, in the exercise of reasonable business judgment and in light of its fiduciary duties, to authorize the filing with the SEC of an application and all amendments thereto for an exemptive order pursuant to Section 6(c) of the 1940 Act, relating to relief from Section 15(a) of the 1940 Act, and Rule 18f-2 under the 1940 Act; and be it

Further Resolved, that the officers of the Trust, be, and each hereby is, authorized and directed, with the advice of counsel, to take such steps and to prepare, execute and file such documents, as he or she may deem necessary or appropriate to implement the foregoing resolution, including filing any further amendment to the application for the order.

/s/ Susan S. Rhee
Susan S. Rhee
Vice President, Chief Legal Officer, and Secretary

EXHIBIT A-2
CERTIFICATE
OF
CURIAN CAPITAL, LLC
Certificate of Incumbency

    The undersigned, Assistant Secretary of Curian Capital, LLC, a Michigan limited liability company (the "Company"), hereby certifies that the following resolution was duly adopted by unanimous written consent of the Board of Managers of the Company effective as of November 30, 2010, and that said resolution has not been rescinded or amended and is now in full force and effect.

APPROVAL OF EXEMPTIVE RELIEF

   RESOLVED, that the Board has concluded, in the exercise of reasonable business judgment and in light of its fiduciary duties, to authorize the filing with the U.S. Securities and Exchange Commission ("SEC") of an application and all amendments thereto for an exemptive order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act"), relating to relief from Section 15(a) of the 1940 Act, and Rule 18f-2 under the 1940 Act to the extent necessary, to permit, among other things, the Company to, subject to the Board of Trustees of Curian Series Trust, replace certain sub-advisers without shareholder approval; and

   FURTHER RESOLVED, that the officers of the Company be, and each hereby is, authorized and directed, with the advice of counsel, to take such steps and to prepare, execute and file such documents, and pay such expenses, as he or she may deem necessary or appropriate to implement the foregoing resolution, including filing any further amendment to the application for the order.

   IN WITNESS WHEREOF, the undersigned has executed this Certificate on this 20th day of December 2010.

/s/ Bonnie Howe
Bonnie Howe, Assistant Secretary

EXHIBIT B-1

VERIFICATION
OF
CURIAN SERIES TRUST

The undersigned states that he has duly executed the attached Application for an Order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”), for an exemption from the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder for and on behalf of Curian Series Trust (the “Trust”); that he is President and Chief Executive Officer of the Trust; and that all actions by beneficial owners, trustees and other bodies necessary to authorize deponent to execute and file such Application have been taken.  Deponent further says that he is familiar with such Application and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Michael A. Bell
Name:  Michael A. Bell
Title:  President and Chief Executive Officer

EXHIBIT B-2

VERIFICATION
OF
CURIAN CAPITAL, LLC

The undersigned states that he has duly executed the attached Application for an Order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”), for an exemption from the provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder for and on behalf of Curian Capital, LLC (“Curian”); that he is the President and Chief Executive Officer of Curian; and that all actions by directors or other bodies necessary to authorize deponent to execute and file such Application have been taken.  Deponent further says that he is familiar with such Application and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Michael A. Bell
Name:  Michael A. Bell
Title: President and Chief Executive Officer

EXHIBIT C

DRAFT OF NOTICE

SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. IC _________________; File No. ____-_____

Curian Series Trust and Curian Capital, LLC

______________, 2010

AGENCY: Securities and Exchange Commission (“SEC”)

ACTION: Notice of application for an order under Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an exemption from Section 15(a) of the 1940 Act and Rule 18f-2 under the 1940 Act.

SUMMARY OF APPLICATION: The order would permit Curian Capital, LLC (the “Adviser”), subject to the approval of the Board of Trustees of Curian Series Trust (the “Board”), (a) to select unaffiliated investment subadvisers (each, a “Subadviser”) to manage all or a portion of the assets of the Curian/PIMCO Total Return Fund, Curian/PIMCO Income Fund and Curian/WMC International Equity Fund (the “Initial Funds”), each a series of Curian Series Trust (the "Trust"), and (b) to materially amend an investment subadvisory agreement with a Subadviser (each a “Subadvisory Agreement”) without obtaining shareholder approval of a new or amended Subadvisory Agreement.

APPLICANTS: The Trust and the Adviser, future series of the Trust

(together with the Initial Funds, the “Funds” and each individually, a “Fund”) and any other registered open-end management investment company and its series that in the future: (a) is advised by the Adviser or a person controlling, controlled by or under common control (within the meaning of Section 2(a)(9) of the 1940 Act) with the Adviser; (b) uses the management structure described in the Application; and (c) complies with the terms and conditions of the Application.

RELEVANT 1940 ACT SECTIONS: Notice of application for an order under the 1940 Act granting an exemption pursuant to Section 6(c) from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder.

FILING DATE: The application was filed on

December 30, 2010.

HEARING OR NOTIFICATION OF HEARING: An order granting the application will be issued unless the SEC orders a hearing.  Interested persons may request a hearing by writing to the SEC’s Secretary and serving applicants with a copy of the request, personally or by mail.  Hearing requests should be received by the SEC by 5:30 p.m. on __________ __, 2010, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service.  Hearing requests should state the nature of the writer’s interest, the reasons for the request, and the issues contested.  Persons may request notification of a hearing by writing to the SEC’s Secretary.

ADDRESS: Secretary, SEC, 100 F Street, NE, Washington, D.C. 20549.  Applicants: Curian Capital, LLC, 7601 Technology Way, Denver, CO 80237;  Curian Series Trust, 7601 Technology Way, CO 80237

FOR FURTHER INFORMATION CONTACT: [to be provided by the SEC]

SUPPLEMENTARY INFORMATION: The following is a summary of the application.  The complete application may be obtained for a fee from the SEC’s Public Reference Branch, 100 F Street, NE, Washington, D.C. 20549 (telephone (202) 942-8090), or the SEC’s commercial copier (telephone (800) 231-3282) (in Maryland (301) 258-4300).

APPLICANTS' REPRESENTATIONS:

1.  The Trust, a Massachusetts business trust, is newly registered under the 1940 Act as an open-end management investment company.  The Trust currently offers shares in various investment portfolios, each of which has separate investment objectives, policies and restrictions.

2.  The Adviser, a limited liability company organized under the laws of the State of Michigan, is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

3.  The Adviser will serve as investment adviser to the Initial Funds pursuant to an investment advisory agreement between the Trust, on behalf of the Initial Funds, and the Adviser (the “Advisory Agreement”) that is subject to approval by the Trust’s board of trustees (the “Board”), including a majority of the trustees who are not “interested persons,” as defined in Section 2(a)(19) of the 1940 Act (“Independent Trustees”), and the Initial Funds’ shareholder(s).  The Advisory Agreement permits the Adviser to enter into separate investment advisory agreements (“Subadvisory Agreements”) with investment management organizations as subadvisers (“Subadvisers”) to whom the Adviser may delegate responsibility for providing investment advice and making investment decisions for the Initial Funds.  The Adviser intends to delegate some of the advisory function for the Initial Funds to multiple Subadvisers, as discussed below.

4.  Applicants request an order to permit the Adviser, subject to Board approval, to enter into and materially amend Subadvisory Agreements without shareholder approval.  The requested relief will not extend to any Subadviser that is an “affiliated person,” as defined in Section 2(a)(3) of the 1940 Act, of the Trust or the Adviser, other than by reason of serving as a Subadviser to the Fund (an “Affiliated Subadviser”).  Applicants are not seeking any exemptions from the provisions of the 1940 Act with respect to the Advisory Agreement.

APPLICANTS’ LEGAL ANALYSIS:

1.  Section 15(a) of the 1940 Act provides, in relevant part, that it is unlawful for any person to act as an investment adviser to a registered investment company except pursuant to a written contract that has been approved by the vote of a majority of the outstanding voting securities of such registered investment company.

2.  Rule 18f-2 under the 1940 Act generally requires approval of an advisory contract with a registered investment company organized as a series company to be given by a majority of the outstanding voting securities of such company for purposes of Section 15(a) of the 1940 Act.

3.  Section 6(c) of the 1940 Act provides that the Commission may by order upon application conditionally or unconditionally exempt any person, security or transaction, or class of persons, securities or transactions, from the provisions of the 1940 Act or from any rule thereunder if the exemption would be (i) necessary or appropriate in the public interest, (ii) consistent with the protection of investors, and (iii) consistent with the purposes fairly intended by the policies and provisions of the 1940 Act.

4.  Applicants seek an exemption from the requirements of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to eliminate the need for the Adviser and the Trust, on behalf of the Initial Funds and under the operation of its multi-manager arrangement, to submit Subadvisory Agreements to the affected shareholders for approval prior to selecting a Subadviser or materially amending a Subadvisory Agreement.

5.  Applicants believe relief from the foregoing shareholder approval requirement should be granted.  Applicants state that the shareholders of the Initial Funds rely on the Adviser to select the portfolio manager best suited to achieve each Initial Fund’s investment objectives.  Applicants assert that, from the perspective of the investor, the role of the Subadvisers is comparable to that of individual portfolio managers employed by other investment advisory firms.  Applicants contend that requiring shareholder approval of each Subadvisory Agreement would impose unnecessary costs and delays on the Initial Funds, and may preclude the Adviser from acting promptly in a manner considered advisable by the Board.  Applicants also note that the Advisory Agreement will remain subject to Section 15(a) of the 1940 Act and Rule 18f-2 under the 1940 Act.

6.  Shareholder approval of a Subadvisory Agreement with an Affiliated Subadviser will be obtained.

APPLICANTS’ CONDITIONS:

Applicants agree that the order granting the requested relief shall be subject to the following conditions:

1.  Before a Fund may rely on the requested order, the operation of the Fund in the manner described in the Application will be approved by a majority of the Fund’s outstanding voting securities, as defined in the 1940 Act, or in the case of a Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder(s) before offering shares of that Fund to the public.

2.  Each Fund relying on the requested order will disclose in its prospectus the existence, substance, and effect of any order granted pursuant to this Application.  Each Fund will hold itself out to the public as utilizing the Manager of Managers Structure.  The prospectus will prominently disclose that the Adviser has ultimate responsibility (subject to oversight by the Board) to oversee the Subadvisers and recommend their hiring, termination, and replacement.

3.  Within 90 days of the hiring of a new Subadviser, Fund shareholders will be furnished all information about the new Subadviser that would be included in a proxy statement.  To meet this obligation, each Fund will provide shareholders, within 90 days of the hiring of a new Subadviser, an information statement meeting the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act of 1934.

4.  The Adviser will not enter into a Subadvisory Agreement with any Affiliated Subadviser without such agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Fund.

5.  At all times, at least a majority of the Board will be Independent Trustees, and the nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

6.  Whenever a subadviser change is proposed for a Fund with an Affiliated Subadviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of the Fund and its shareholders, and does not involve a conflict of interest from which the Adviser or the Affiliated Subadviser derives an inappropriate advantage.

7.  Independent legal counsel, as defined in Rule 0-1(a)(6) under the 1940 Act, will be engaged to represent the Independent Trustees. The selection of such counsel will be within the discretion of the then existing Independent Trustees.

8.   The Adviser will provide the Board, no less frequently than quarterly, with information about the profitability of the Adviser on a per-Fund basis. The information will reflect the impact on profitability of the hiring or termination of any subadviser during the applicable quarter.

9.  The Adviser will provide general management services to each Fund, including overall supervisory responsibility for the general management and investment of each Fund’s assets, and, subject to review and approval of the Board, will: (a) set each Fund’s overall investment strategies; (b) evaluate, select and recommend Subadvisers to manage all or a part of each Fund’s asserts; (c) allocate and, when appropriate, reallocate each Fund’s assets among one or more Subadvisers; (d) monitor and evaluate the performance of Subadvisers; and (e) implement procedures reasonably designed to ensure that the Subadvisers comply with each Fund’s investment objective, policies and restrictions.

10.  No trustee or officer of the Trust or the Fund, or director, manager or officer of the Adviser, will own, directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a Subadviser, except for (a) ownership of interests in the Adviser or any entity that controls, is controlled by, or is under common control with the Adviser, or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of any publicly traded company that is either a Subadviser or an entity that controls, is controlled by or is under common control with a Subadviser.

11.  For Funds that pay Subadvisory fees directly from Fund assets, any changes to a Subadvisory Agreement that would result in an increase in the total management and advisory fees payable by a Fund will be required to be approved by the shareholders of that Fund.

12.  In the event the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.

For the SEC, by the Division of Investment Management, pursuant to delegated authority.